FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2005 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: August 4, 2005	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

ASE TEST LIMITED	August 4, 2005

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel.	+886-2-8780-5489	email :	freddie_liu@aseglobal.com
US Contact:	Clare Lin, Director
US Tel.	+1-408-986-6524	email :	clare_lin@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Second Quarter Results
for the Period Ended June 30, 2005

Taipei, Taiwan, August 4, 2005 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), the world’s largest independent provider of semiconductor testing services, today announced a second quarter diluted loss of $0.61 per share under accounting principles generally accepted in the United States of America (US GAAP), compared with diluted earnings of $0.29 per share in the same period last year (2Q04) and a diluted loss of $0.14 per share in the first quarter of 2005 (1Q05). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported a second quarter diluted loss of $0.65 per share, compared with diluted earnings of $0.24 per share in 2Q04 and diluted loss of $0.15 per share in 1Q05. The Company’s second quarter net losses totaled $61.3 million under US GAAP and $65.1 million under ROC GAAP1.

RESULTS OF OPERATIONS

Revenues

Net revenues for the second quarter of 2005 totaled $122.4 million, down 32% from 2Q04 and up 5.7% from 1Q05. As a percentage of the Company’s net revenues, testing revenues accounted for 63%,

1 Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

module assembly revenues accounted for 22%, and IC packaging revenues accounted for 15% for the quarter. In the previous quarter, revenues contribution from testing, module assembly and IC packaging operations were 65%, 20% and 15%, respectively.

The Company’s top customers in 2Q05 included (in alphabetical order) Agilent Technologies, Altera, ATI Technologies, Atmel Corporation, Cambridge Silicon Radio, Flextronics, Legerity, Philips, Qualcomm and VIA Technologies. Revenues from the Company’s top five customers accounted for 44% of total revenues in 2Q05, and only one customer accounted for over 10% of total revenues. The Company estimated that revenues from integrated device manufacturers (IDMs) represented 22% of total revenues in 2Q05, down from 32% in 1Q05.

The following is the Company’s estimated end-market composition of revenues:

	2Q04	1Q05	2Q05
Communications	63%	55%	55%
Computers	16%	25%	24%
Consumer	14%	17%	15%
Industrial	3%	2%	2%
Other	4%	1%	4%

One-time non-operating expenses due to the fire accident at our Chungli facility

The Company recorded an estimate for loss as a result of the fire of $50.2 million during the three months ending June 30, 2005. The estimated loss assumed that all of the assets damaged by the fire, which had a net book value of $49.3 million were written off, plus additional losses for rent and idle labor costs totaling $1.7 million for the month of May and June, less insurance recoveries of $0.8 million. The insurance recoveries of $0.8 million were based on damage amounts for certain assets currently assessed by the Company and adjusted for the insurance deductibles. Beyond 2Q05, the Company will continue to assess the damaged caused and proceed with the insurance-claim process with the insurance companies and expects to further reduce the fire loss amount as the process continues. In addition, depreciation expense for the period was reduced by approximately $1.5 million, which represents the amount which would otherwise have been recorded on the damaged assets for the months of May and June.

Expenses

Cost of revenues (COR) in 2Q05 totaled $109.0 million, down 25% from 2Q04 and down 1% from 1Q05. Depreciation and amortization expenses of $37.5 million represented 31% of revenues in 2Q05,

compared with $38.5 million (21% of revenues) in 2Q04 and $40.1 million (35% of revenues) in 1Q05. Equipment rental expenses of $11.2 million represented 9% of revenues in 2Q05, compared with $7.1 million (4% of revenues) in 2Q04 and $11.7 million (10% of revenues) in 1Q05.

Gross margin for the quarter was 11%, down from 19% in the year-ago period and up from 5% in the previous quarter. The sequential increase in gross margin was primarily due to increased revenues, improved efficiency in our testing operation in Kaohsiung and decrease in labor costs and depreciation expenses as a result of the Chungli fire. Gross margin for IC testing was 14%, compared with 30% in 2Q04 and 6% in 1Q05. Gross margin for module assembly was 10% in 2Q05, down from 12% in 2Q04 and up from 8% in 1Q05. Gross margin for IC packaging was negative 0.6% in 2Q05, compared with negative 4% in 2Q04 and negative 7% in 1Q05.

Operating expenses (R&D and SG&A expenses) in 2Q05 totaled $23.8 million, up 10% from 2Q04 and up 39% from 1Q05. As a percentage of total revenues, operating expenses represented 19% of total revenues in 2Q05, up from 12% in the 2Q04r and up from 15% in 1Q05. The sequential increase in operating expenses in 2Q05 was primarily attributed to the annual employee bonus recognized during the quarter. Operating margin for the quarter was negative 9%, down from 7% in 2Q04 and up from negative 10 % in 1Q05.

Net non-operating loss totaled $53.5 million in 2Q05, compared with non-operating income of $2.9 million in 2Q04 and non-operating loss of $1.6 million in 1Q05. Net interest expense totaled $2.7 million in 2Q05, up from $1.2 million in 2Q04 and flat with $2.7 million in 1Q05. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $1.6 million in 2Q05, compared with investment income of $3.6 million in 2Q04 and $0.2 million in 1Q05. The increase in investment income over 1Q05 was primarily attributed to ASE Korea’s increased earning as a result of its revenue growth.

Company-wide headcount at the end of 2Q05 totaled approximately 7,000, down from 7,900 employees at the end of 1Q05, with most of the reduction attributable to a reduction of contract workers in our Malaysian operations.

Earnings

Net loss under US GAAP was $61.3 million in 2Q05, compared with net income of $29.5 million in 2Q04 and net loss of $13.6 million in 1Q05. Net loss under ROC GAAP in 2Q05 was $65.1 million, versus net income of $24.4 million in the year-ago period and net loss of $15.2 million in 1Q05. The ROC GAAP to US GAAP reconciliation in 2Q05 primarily included an adjustment for $3.3 million, which reduced compensation expense, an adjustment for $1.2 million which reversed the amortization of goodwill recorded under ROC GAAP, less an adjustment of $0.6 million to record expenses attributable to the ASE Inc. stock options granted to the Company’s employees.

Diluted loss per share in 2Q05 under US GAAP was $0.61, versus earnings per share of $0.29 in 2Q04 and loss per share of $0.14 in 1Q05. Diluted loss per share under ROC GAAP was $0.65, compared with earnings per share of $0.24 in 2Q04 and loss per share of $0.15 in 1Q05.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter were $77.8 million, down 13% from 2Q04 and up 4% from 1Q05. Testing revenues breakdown by the types of testing services is shown in the table below.

Testing Service	2Q04	1Q05	2Q05
Final Test—Logic	61%	63%	65%
Wafer Sort & Other	30%	26%	25%
Engineering	6%	8%	7%
Final Test—Memory	2%	2%	1%
Hardware	1%	1%	2%
Total Test	100%	100%	100%

Gross margin for the testing operations in 2Q05 was 14%, down from 30% in 2Q04 and up from 6% 1Q05. The sequential increase in gross margin was primarily due to increase in testing revenue, lower labor cost in our Kaohsiung operation as a result of efficiency improvement and decreases in depreciation and rental expenses resulting from the asset write-off.

The Company spent $6.9 million on testing equipment in 2Q05. A total of 23 testers were added through purchases, leases and assets received on consignment, 63 testers were disposed of and 51 testers were damaged by fire and no longer in operation. At the end of the period, the Company had a total of 850 testers, of which 661 testers were owned or leased and the rest were consigned.

IC Packaging Business

IC packaging revenues for the quarter were $18.1 million, down 19% from 2Q04 and up 3% from 1Q05. IC packaging volume in total pin count decreased by a low-single-digit percentage sequentially and average selling price increased by a high-single-digit percentage sequentially. IC packaging revenue breakdown by package type is as follows:

Package Type	2Q04	1Q05	2Q05
Substrate & Advanced Leadframe Packages	63%	74%	70%
Traditional Leadframe Packages	37%	26%	30%
Total Assembly	100%	100%	100%

Gross margin for packaging in 2Q05 was negative 0.6%, up from negative 4% in 2Q04 and up from negative 7% in 1Q05. We continue to streamline the packaging operations and bring down the break even revenues. As of the end of the second quarter, the Company operated a total of 435 wirebonders.

Module Assembly Business

Module assembly revenues for the quarter were $26.5 million, representing a decrease of 61% from 2Q04 and an increase of 12% from 1Q05. Gross margin for the module assembly operations in 2Q05 was 10%, down from 12% in 2Q04 and up from 8% in 1Q05.

BALANCE SHEET

At the end of the quarter, the Company had $76.2 million in cash and short-term investments, an increase of $14.1 million compared with 1Q05. Total unused credit lines amounted to $190.8 million. Total debt was $359.2 million, comprised of $87.1 million in short-term debt and $272.1 million in long-term debt. We repaid $14.6 million bank debt during the quarter. The Company’s debt maturity, as of the end of 2Q05, was as follows:

Amount ($ million)
Within the first year	87.1
During the second year	117.7
During the third year	118.8
During the fourth year	33.4
During the fifth year and thereafter	2.2

CAPITAL EXPENDITURES

In 2Q05, the Company spent $6.9 million on equipment, most of which was for testing equipment. In the first six months of 2005, the Company spent $16.5 million on equipment.

BUSINESS OUTLOOK

The Company currently expects its total net revenues in the third quarter of 2005 to increase by a low-single-digit percentage sequentially with the following projection for its three main businesses:

  IC testing revenues are expected to increase by approximately 10% in 3Q05 compared to 2Q05.

  IC packaging revenues are expected to remain flat in 3Q05 compared to 2Q05.

  Module assembly revenue is expected to decline by approximately 20% in 3Q05 compared to 2Q05.

Assuming the above revenue changes, the Company expects its gross margin in 3Q05 at a high-teen percentage.

Given the current forecast, the Company expects to spend less than $20 million on purchasing or leasing additional equipment in the second half of 2005. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Jun. 30, 2004	For the Three Months Ended Mar. 31, 2005	For the Three Months Ended Jun. 30, 2005

ROC GAAP:
Net revenues	179,916	115,843	122,392
Cost of revenues	145,891	110,273	109,024

Gross profit	34,025	5,570	13,368
Operating expense
R&D	6,092	5,573	6,175
SG&A	15,495	11,566	17,610

Subtotal	21,587	17,139	23,785

Operating income (loss)	12,438	(11,569)	(10,417)

Non-operating expense (income)
Interest income	(181)	(190)	(290)
Interest expense	1,376	2,924	2,989
Loss on fire damage	-	-	50,200
Others	(4,115)	(1,114)	639

Subtotal	(2,920)	1,620	53,538

Income/ (loss) before tax	15,358	(13,189)	(63,955)
Income tax benefit (expense)	9,008	(2,014)	(1,183)

Net income/ (loss) (ROC GAAP)	24,366	(15,203)	(65,138)

Net income/ (loss) (US GAAP)	29,491	(13,575)	(61,261)

Diluted EPS (ROC GAAP)	0.24	(0.15)	(0.65)
Diluted EPS (US GAAP)	0.29	(0.14)	(0.61)

Margin Analysis:
Gross margin	18.9%	4.8%	10.9%
Operating margin	6.9%	-10.0%	-8.5%
Net margin (ROC GAAP)	13.5%	-13.1%	-53.2%
Net margin (US GAAP)	16.4%	-11.7%	-50.1%

Additional Data:
Testing revenues	89,718	74,625	77,813
IC packaging revenues	22,474	17,546	18,053
Module assembly revenues	67,724	23,672	26,526
Shares outstanding	100,059,031	100,059,031	100,059,031
Shares used in diluted EPS calculation	100,158,941	100,059,031	100,059,031

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Six Months Ended Jun. 30, 2004	For the Six Months Ended Jun. 30, 2005

Cash Flows From Operating Activities
Net income (loss)	33,310	(80,341)
Adjustments
Depreciation and amortization	81,550	83,276
Provision for doubtful accounts and sales discounts		1,282
Loss on fire damage (assets loss net of insurance	0	48,528
receivables)
Investment income under equity method	(6,276)	(1,808)
Other	(8,565)	7,499
Changes in operating assets and liabilities	(68,532)	8,853

Net Cash Provided by Operating Activities	31,487	67,289

Cash Flows From Investing Activities
Acquisition of properties	(91,843)	(44,229)
Proceeds from sale of properties	10,694	23,403
Decrease in short-term investments	1,000	9,884
Increase in other assets	(8,051)	(5,516)

Net Cash Used in Investing Activities	(88,200)	(16,458)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,488	0
Increase (decrease) in short-term borrowings	46,504	(33,111)
Increase in long-term debts	80,114	46,802
Repayments of long-term debts	(41,032)	(38,107)

Net Cash Provided by/(Used) in Financing Activities	91,074	(24,416)

Translation Adjustments	(358)	216

Net Increase (decrease) in Cash and Cash Equivalents	(34,003)	26,631
Cash and Cash Equivalents, Beginning of Period	70,949	39,489

Cash and Cash Equivalents, End of Period	104,952	66,120

Interest paid	3,514	5,239

Income tax paid	0	63

Cash paid for acquisitions of properties
Purchase price	129,587	25,695
Decrease (Increase) in payable	(37,744)	18,534

	91,843	44,229

     ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Mar. 31, 2005	Jun. 30, 2005

Cash and cash equivalents	45,105	66,120
Short-term investments	17,025	10,116
Accounts receivable	111,189	108,270
Inventories	34,890	26,599
Other current assets	11,040	26,637

Total current assets	219,249	237,742
Long-term investments	133,905	135,563
Net fixed assets	610,657	525,121
Consolidated debits	24,370	23,128
Other assets	67,419	64,209

Total assets	1,055,600	985,763

Short-term borrowings	50,311	31,153
Accounts payable	31,418	25,627
Payable for fixed assets	20,766	14,394
Current portion of LT debt	45,295	55,881
Other current liabilities	31,121	54,482

Total current liabilities	178,911	181,537

Long-term debt	278,177	272,140
Other liabilities	9,205	8,627

Total liabilities	466,293	462,304
Shareholders’ equity	589,307	523,459

Total liabilities & shareholders’ equity	1,055,600	985,763

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.